SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2007

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Documents Included as Part of this Report

No.	Document

1.	Voting Results for Annual General Meeting of Shareholders

2.	News Release dated May 8, 2007

3.	News Release dated May 9, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 10, 2007

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer

AINSWORTH LUMBER CO. LTD.
Voting Results for Annual General Meeting of Shareholders
of Ainsworth Lumber Co. Ltd. (the “Company”)
Held on May 8, 2007 (the “Meeting”)
To:	All applicable Securities Commissions
And To:	Toronto Stock Exchange
The following matters were put to vote at the Meeting and, pursuant to National Instrument 51-102, the report on the voting results is as follows:
1.     Election of Directors
By a vote by way of show of hands, the following ten nominees were elected to serve as directors of the Company until the Company’s next Annual General Meeting or until their successors are duly elected or appointed:
Brian E. Ainsworth
D. Allen Ainsworth
Catherine E. Ainsworth
David Ainsworth
Susan Ainsworth
Douglas B. Buchanan
Robert A. Fairweather
K. Gordon Green
Morley Koffman
W. Gordon Lancaster
2.     Appointment of Auditor
By a vote by way of show of hands, Deloitte & Touche LLP was appointed auditor of the Company and the Directors were authorized to fix the remuneration to be paid to the auditor.
DATED as of the 8th day of May, 2007.
AINSWORTH LUMBER CO. LTD.

Per:
ROBERT ALLEN
Chief Financial Officer

NEWS RELEASE – Tuesday, May 8th, 2007
2007 1st Quarter Results
AINSWORTH LUMBER CO. LTD. (TSX: ANS)
AINSWORTH LUMBER CO. LTD. CONFERENCE CALL NOTIFICATION
VANCOUVER, May 8th – Ainsworth invites investors and media to listen-in to its first quarter conference call with financial analysts. Ainsworth’s CFO, Robert Allen, and Executive Vice-President, Michael Ainsworth, will discuss the company’s first quarter results, which will be released at the end of the working day on Wednesday, May 9th, 2007.
The conference call will take place on Thursday, May 10th, 2007 at 10:00 a.m. PST (1:00 pm EST).
The dial-in phone number is 1-800-818-6210, Reservation #21338393. To access the post-view line, dial 1-800-558-5253, or 1-416-626-4100, Reservation #21338393. This recording will be available until May 17th, 2007.
For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca

NEWS RELEASE
For Immediate Release
May 9, 2007
AINSWORTH LUMBER CO. LTD. (TSX:ANS)
AINSWORTH REPORTS FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2007

Unaudited	Three months ended
(Millions of Canadian dollars, except per share data, in accordance with Canadian GAAP)	March 31
	2007	2006

Sales	$135.0	$292.6
Operating (loss) earnings	(30.8)	46.3
Foreign exchange gain (loss) on long-term debt	9.4	(3.7)
Net (loss) income	(22.8)	22.7
Basic (loss) earnings per share	(1.55)	1.55
Adjusted EBITDA(1)	(15.7)	77.5
Cash (used in) provided by operating activities	(49.1)	30.2
Number of common shares outstanding (millions)	14.6	14.6

(1)	Adjusted EBITDA, a non-GAAP financial measure, is defined as net (loss) income before amortization, loss on disposal of capital assets, finance expense, realized currency translation adjustments, foreign exchange (gain) loss on long-term debt and income tax (recovery) expense.
Vancouver, British Columbia – Ainsworth Lumber Co. Ltd. (TSX: ANS) today reported its financial results for the quarter ended March 31, 2007.
The net loss for the quarter was $22.8 million on sales of $135.0 million compared to net income of $22.7 million on sales of $292.6 million in 2006. The decrease in net income and sales is primarily the result of deteriorating OSB sales prices in combination with reduced shipment volumes due to production curtailments.
OSB prices were substantially lower in the first quarter of 2007 compared to the same period in 2006. On average the reported market price in the North Central region was U.S.$145 per msf (on a 7/16th-inch basis) compared to U.S.$285 per msf in the first quarter of 2006. Demand for residential building materials, including OSB, has been directly affected by the significant decline in U.S. new home construction activity. First quarter 2007 housing starts were at a seasonally adjusted annual rate of 1.47 million compared to 2.12 million in the first quarter of 2006. Our OSB shipment volume was 33% lower in the first quarter of 2007 than in the first quarter of 2006. Shipment reductions were a result of the temporary production curtailments at Cook and Grand Rapids starting in September 2006 as well as the permanent closure of Bemidji Line 1 in August 2006. Subsequently, in light of an improved cost structure, the Cook facility was restarted in late March.
Cash from operations decreased compared to the first quarter of 2006 as a result of the unfavourable market conditions, which reduced profitability. As at March 31, 2007, our adjusted working capital was $165.2 million, compared to $186.6 million as at December 31, 2006. Additions to capital assets were $41.6 million in the first quarter of 2007, down from $53.2 million in the first quarter of 2006. Capital spending, which was primarily related to the expansion of the Grande Prairie OSB facility, was lower than in the prior year as we slowed construction to mitigate the impact of escalating construction labour and material costs. Expected spending on this project for the remainder of the year is projected to be $5.0 million. Any discretionary capital expenditures, including the expansion of Grande Prairie, have been put on hold until market conditions improve.

The company will hold a conference call at 10:00 A.M. PST (1:00 P.M. EST) on Thursday, May 10, 2007 to discuss the company’s first quarter results. The dial-in phone number is 1-800-818-6210, Reservation #21338393. To access the post-view line, dial 1-800-558-5253, or 1-416-626-4100, Reservation #21338393. This recording will be available until May 17th, 2007.

Forward-looking statements in this news release relating to the Company’s expectations regarding OSB demand and pricing are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company’s products, future production volumes, efficiencies and operating cots, increases or decreases in the prices of the Company’s products, the Company’s future stability and growth prospects, the Company’s future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Balance Sheets
(In thousands of Canadian dollars)
(Unaudited)

	March 31	December 31
	2007	2006

ASSETS
Current Assets
Cash and cash equivalents	$62,510	$74,312
Short-term investments (Note 3)	835	35,864
Accounts receivable, net of allowance for doubtful accounts of $Nil (2006: $Nil)	45,312	38,848
Inventories (Note 4)	118,481	95,515
Income taxes receivable	572	—
Prepaid expenses	12,768	13,869
Restricted cash	18,304	62,184
Current portion of future income tax assets	1,697	1,697

	260,479	322,289
Capital Assets, Net	980,029	968,539
Intangible Assets	14,206	14,243
Other Assets	28,141	53,810
Future Income Tax Assets	50,097	42,348
Goodwill	102,970	102,970

	$1,435,922	$1,504,199

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$64,960	$58,763
Income taxes payable	—	2,552
Current portion of future income tax liabilities	8,558	10,708
Current portion of long-term debt (Note 5)	10,431	10,523

	83,949	82,546
Accrued Pension Benefit Liability	5,977	6,034
Reforestation Obligation	5,740	4,621
Long-term Debt (Note 5)	1,015,281	1,027,595
Future Income Tax Liabilities	72,887	89,293

	1,183,834	1,210,089

Commitments and Guarantees (Note 10)
Contingencies (Note 11)

SHAREHOLDERS’ EQUITY
Capital Stock	55,827	55,827
Retained Earnings	256,387	295,005
Accumulated Other Comprehensive Loss	(60,126)	(56,722)

	252,088	294,110

	$1,435,922	$1,504,199

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.
Approved by the Board:

Catherine Ainsworth	Allen Ainsworth
DIRECTOR	DIRECTOR

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statement of Operations
For the three months ended March 31
(In thousands of Canadian dollars, except per share data)
(Unaudited)

	2007	2006

Sales	$135,035	$292,558

Costs and Expenses
Costs of products sold (exclusive of amortization)	140,270	211,398
Selling and administration	10,116	8,203
Amortization of capital assets	15,139	26,656
Loss on disposal of capital assets	261	—

	165,786	246,257

Operating (Loss) Earnings	(30,751)	46,301

Finance Expense
Interest	19,043	15,706
Amortization of financing fees	—	1,229

	19,043	16,935

Other (Expense) Income	(317)	4,530
Realized Currency Translation Adjustments	(570)	—
Foreign Exchange Gain (Loss) on Long-term Debt	9,434	(3,750)

(Loss) Income Before Income Taxes	(41,247)	30,146
Income Tax (Recovery) Expense	(18,481)	7,480

Net (Loss) Income	$(22,766)	$22,666

Basic and diluted (loss) earnings per common share	$(1.55)	$1.55

Weighted average number of common shares outstanding	14,649,140	14,649,140

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statement of Comprehensive
(Loss) Income
For the three months ended March 31
(In thousands of Canadian dollars)
(Unaudited)

	2007	2006

Net (Loss) Income	$(22,766)	$22,666

Other Comprehensive (Loss) Income
Unrealized (loss) gain on translation of self-sustaining foreign operations	(3,974)	1,506
Realized currency translation adjustments (reclassified to net loss)	570	—

	(3,404)	1,506

Comprehensive (Loss) Income	$(26,170)	$24,172

Interim Consolidated Statement of Changes in
Shareholders’ Equity
For the three months ended March 31
(In thousands of Canadian dollars)
(Unaudited)

	2007	2006

Capital Stock	$55,827	$55,827

Retained Earnings
Beginning of period	295,005	417,685
Transitional adjustment on adoption of new accounting policies (Note 2)	(15,852)	—
Net (loss) income	(22,766)	22,666

	256,387	440,351

Accumulated Other Comprehensive Loss on Translation of Self-Sustaining Foreign Operations
Beginning of period (Note 2)	(56,722)	(58,343)
Net unrealized (loss) gain on translation of self-sustaining foreign operations in the period	(3,404)	1,506

	(60,126)	(56,837)

Total Shareholders’ Equity	$252,088	$439,341

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Cash Flows
For the three months ended March 31
(In thousands of Canadian dollars)
(Unaudited)

	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(22,766)	$22,666
Items not affecting cash
Amortization of capital assets	15,139	26,656
Non-cash portion of interest expense	472	—
Amortization of financing fees	—	1,229
Foreign exchange (gain) loss on long-term debt	(9,434)	3,750
Loss on disposal of capital assets	261	—
Change in non-current reforestation obligation	1,119	(561)
Future income taxes	(19,938)	4,794
Realized currency translation adjustments	570	—
Change in non-cash operating working capital (Note 9)	(14,508)	(28,296)

Cash (used in) provided by operating activities	(49,085)	30,238

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of long-term debt	75	—
Repayment of long-term debt	(1,628)	—
Repayment of capital lease obligations	(81)	—

Cash used in financing activities	(1,634)	—

CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments	35,029	(40,052)
Restricted cash	43,880	2,186
Additions to capital assets	(41,613)	(53,245)
Decrease (increase) in other assets	1,043	(3,462)
Proceeds on disposal of capital assets	603	—

Cash provided by (used in) investing activities	38,942	(94,573)

Effect of foreign exchange rate changes on cash and cash equivalents	(25)	(1,614)

NET CASH OUTFLOW	(11,802)	(65,949)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	74,312	209,201

CASH AND CASH EQUIVALENTS, END OF PERIOD	$62,510	$43,252

SUPPLEMENTAL INFORMATION
Taxes paid	$4,309	$101

Interest paid	$7,405	$3,393

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2007 and 2006
 (Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)
1.	BASIS OF PRESENTATION

These unaudited interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2006. The Company’s accounting policies are in accordance with accounting principles generally accepted in Canada. These accounting policies are consistent with those outlined in the 2006 annual audited financial statements, except as noted below. In management’s opinion, these unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

Consolidation

These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries and partnerships which include Ainsworth Engineered Corp., Ainsworth Engineered (USA), LLC, Ainsworth Corp., Ainsworth Engineered New York, Inc. and Ainsworth Engineered Canada Limited Partnership.

2.	CHANGE IN ACCOUNTING POLICY

On January 1, 2007 the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) accounting requirements for the recognition, presentation and disclosure of financial instruments and comprehensive income. We adopted these standards on a prospective basis, with adjustments made to opening retained earnings as at January 1, 2007, with the exception of the cumulative translation adjustment, which has been adjusted retroactively. These standards include CICA Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments — Recognition and Measurement; Section 3861, Financial Instruments — Disclosure and Presentation; Section 3251, Equity; and Section 3865, Hedges.

The new recommendations require the Company to present, among other things, certain unrealized gains and losses outside of net income or loss. Section 1530 defines comprehensive income as the change in equity (net assets) arising from transactions and other events and circumstances from non-owner sources. The new standard requires presentation of a statement of comprehensive income. In accordance with the provisions of this new standard, foreign exchange gains and losses on the translation of the financial statements of the Company’s self-sustaining foreign operations, previously recorded in a separate section of shareholders’ equity, are now presented as accumulated other comprehensive income (loss). The Company’s earnings per share presented on the consolidated statements of income is based upon its net income and not comprehensive income.

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Section 3861 specifies how gains and losses on financial instruments are to be presented. The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as held to maturity, and available for sale equities that do not have quoted market values in an active market.

Fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated using a variety of valuation techniques and models.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2007 and 2006
 (Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)
2.	CHANGE IN ACCOUNTING POLICY (Continued)

Transaction costs related to trading securities are expensed as incurred. Transaction costs related to available for sale and held to maturity financial assets and loans and receivables are generally capitalized and are then amortized over the expected life of the instrument using the effective yield method. Transaction costs on long-term debt can either be expensed as incurred or capitalized and amortized over the expected life of the debt using the effective yield method. We have chosen to expense transaction costs.

Classification of Financial Instruments
Financial instruments are classified into various categories. Held to maturity financial assets are non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables, that an entity has the positive intention and ability to hold to maturity. Held to maturity investments are measured at amortized cost, with the amortization of premiums or discounts, losses and impairments being included in current period interest income or expense. The Company has not designated any financial assets as held to maturity.

Trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. Dividends and interest earned and interest incurred are included in interest income and expense, respectively. Trading financial assets are cash and cash equivalents and short-term investments in commercial paper. The Company has not designated any financial liabilities as trading liabilities.

Available for sale financial assets are measured at fair market value, except where the instrument does not have a quoted market price in an active market, with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. Losses due to impairment are included in net income. The Company has not designated any financial assets as available for sale.

Loans and receivables are accounted for at amortized cost, with the amortization of premiums or discounts, losses and impairments being included in current period interest income or expense.

Financial liabilities are recorded at amortized cost and include all liabilities, other than derivatives. Under the new standard, the Company’s long-term debt is recorded net of discounts and consent fees.

Derivatives are carried at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value. Derivatives may be embedded in other financial instruments. Under the new standards, derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free standing derivative; and the combined contract is not held for trading. The Company has selected January 1, 2003 as the transition date for embedded derivatives.

Categories of regular-way purchases and sales of financial assets are accounted for at the trade date.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2007 and 2006
 (Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)
2.	CHANGE IN ACCOUNTING POLICY (Continued)

Equity
Accumulated other comprehensive income (loss) is included on the consolidated balance sheet as a separate component of shareholders’ equity (net of tax) and includes net unrealized gains and losses on available for sale securities and unrealized foreign currency translation gains and losses on self-sustaining foreign operations.

Transitional adjustment
Foreign exchange gains and losses on the translation of the financial statements of self-sustaining foreign subsidiaries, which were previously presented in the cumulative translation adjustment account, are now presented in accumulated other comprehensive income (loss). In accordance with the new requirements, this change was made retroactively. The retroactive change as at December 31, 2006 was to reclassify $56,722.

All other new policies were adopted prospectively with adjustments of opening balances applied to opening retained earnings. Prior period balances have not been restated. The opening balance of transaction costs ($22,663), previously presented in other assets, was adjusted against opening retained earnings, net of the future income tax effect ($6,811). Consent fees associated with long-term debt were reclassified from other assets to long-term debt ($2,523). The impact of adopting these standards as at January 1, 2007 is summarized as follows:

	December 31	Adjustment	January 1
	2006	on adoption	2007
ASSETS
Other assets	$53,810	$(25,186)	$28,624

Total assets	1,504,199	(25,186)	1,479,013

LIABILITIES AND SHAREHOLDERS’ EQUITY
Long-term debt (including current portion)	1,038,118	(2,523)	1,035,595
Future income tax liabilities (non-current)	89,293	(6,811)	82,482

Total liabilities	1,210,089	(9,334)	1,200,755

SHAREHOLDERS’ EQUITY
Retained earnings	295,005	(15,852)	279,153

Total shareholders’ equity	294,110	(15,852)	278,258

Total liabilities and shareholders’ equity	$1,504,199	$(25,186)	$1,479,013

3.	SHORT-TERM INVESTMENTS

Short-term investments consist of investments in high grade commercial paper and term deposits with market values closely approximating book values at March 31, 2007.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2007 and 2006
 (Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)
4.	INVENTORIES

	March 31	December 31
	2007	2006
Logs	$56,178	$36,120
Panel products	24,841	23,493
Materials and supplies	37,462	35,902

	$118,481	$95,515

5.	FINANCIAL INSTRUMENTS

a.) Market Risk

Interest rate risk
The Company is exposed to interest risk on its floating rate debt. Unfavourable changes in the applicable interest rates may result in an increase in interest expense. The Company manages its exposure to interest rate risk by maintaining a combination of floating rate debt and fixed rate debt. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Credit risk
Credit risk associated with short-term investments is minimized by ensuring that commercial paper investments have the highest rating obtainable and that certificates of deposit are placed with well-capitalized financial institutions and other creditworthy counterparties. Concentration of credit risk with respect to trade receivables is limited due to the Company’s credit evaluation process and the dispersion of a large number of customers across many geographic areas.

b.) Fair Values

The fair value of financial instruments, with the exception of long-term debt, is estimated to approximate their carrying value at March 31, 2007 due to the immediate or short-term maturity of these financial instruments.

The fair value of long-term debt is determined using quoted ask prices for the Company’s Senior Unsecured Notes. The estimated fair value may differ from the amount which could be realized in an immediate settlement. The carrying values and fair values of the long-term debt are as follows:

	March 31, 2007		December 31, 2006
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Senior notes	$940,047	$696,639	$961,328	$760,207
Equipment financing	74,039	74,039	76,009	76,009
Capital leases	11,626	11,626	11,816	11,816

Capital leases	$1,025,712	$782,304	$1,049,153	$848,032

Equipment financing of $54,722 is secured by capital assets having a carrying value of $54,722.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2007 and 2006
 (Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)
6.	SEGMENTED INFORMATION

The Company operates principally in Canada and the United States in one business segment, manufacturing wood panel products.

Sales attributed to countries based on location of customer are as follows:

	Three months ended March 31
	2007	2006
United States	$102,671	$269,407
Canada	16,803	16,066
Asia	11,614	4,188
Europe	3,947	2,897

Total	$135,035	$292,558

Capital assets attributed to countries based on location are as follows:

	March 31	December 31
	2007	2006
Canada	$629,634	$612,324
United States	350,395	356,215

Total	$980,029	$968,539

Goodwill of $102,970 (2006: $102,970) is attributable to the acquisition of Voyageur Panel Canada Limited which is located in Canada.

7.	PENSION EXPENSE

Pension expense related to the Company’s defined benefit plans is $1,839 (2006: $1,595) and is estimated using assumptions consistent with those applied in the Company’s annual audited financial statements. Amortization of past service cost and the net actuarial gain is calculated in a manner consistent with that disclosed in the annual audited financial statements and is not considered significant to disclose separately. The Company made contributions of $Nil (2006: $Nil) for the period.

8.	RELATED PARTY TRANSACTIONS

During the quarter, the Company paid $30 (2006: $30) to a company owned by officers of the Company for rental charges relating to mobile forestry and transportation equipment. These transactions were conducted on normal commercial terms and prices.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2007 and 2006
 (Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)
9.	CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Three months ended March 31
	2007	2006
Accounts receivable	$(6,435)	$(7,653)
Inventories	(23,169)	(44,980)
Income taxes receivable/payable	(3,132)	2,796
Prepaid expenses	1,086	4,451
Accounts payable and accrued liabilities	17,142	17,090

	$(14,508)	$(28,296)

10.	COMMITMENTS AND GUARANTEES

As part of the Grande Prairie expansion project, the Company has entered into agreements to purchase machinery, equipment, engineering and management support services totalling approximately $17.4 million (December 31, 2006: $27.9 million). The terms of the contracts are varied and extend through 2007.

The Company is a party to contracts in which it agrees to indemnify third parties for product liabilities that arise out of or relate to sales contracts. The Company cannot estimate the potential amount of future payments under these agreements until events arise that would trigger the liability.

11.	CONTINGENCIES

In 2006, the Company, along with other North American OSB producers, was named as a defendant in several lawsuits which allege violations of United States anti-trust laws in relation to the pricing and supply of OSB from mid-2002 to the present. The class has not yet been certified in any of these claims and the outcome is not determinable at this time. The Company will reflect such outcome, if any, in future operating results. The Company believes the allegations against it in these claims are entirely without merit.

In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at March 31, 2007 cannot be predicted with certainty, the Company believes the resolution will not have a material effect on the Company’s financial position, earnings or cash flows.